SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 26, 2008______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

1. First Quarter Financial Statements as at June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 26, 2008

BiO

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

JUNE 30, 2008

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Three Months June 30, 2008

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2008 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the three months ended June 30, 2008 and June 30, 2007.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company`s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Financial Statement Basis of Presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company`s audited financial statements dated March 31, 2008.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	June 30	Mar 31,
	2008	2008
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$ 36,620	$ 14,854
Accounts receivable - net	146,682	165,431
Inventory	2,844	4,657
	186,146	184,942
Property & Equipment
Continuing operations	99,712	102,492
Held for resale	1	1

Technology Interests	1	1

	$ 285,860	$ 287,436

LIABILITIES & SHAREHOLDERS` (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,342,357	$ 1,350,529
Due to related parties (note 5)	2,989,316	2,775,201
	4,331,673	4,125,730
Note payable	224,343	224,343
	4,556,016	4,350,073

SHAREHOLDERS` (DEFICIENCY)
Share Capital
Common shares	25,734,583	25,734,583
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	1,504,505	1,502,062
Deficit	(32,889,935)	(32,679,973)
	(4,270,156)	(4,062,637)
	$ 285,860	$ 287,436

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company`s audited financial statements for the year ended March 31, 2008.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	3 Months to	3 Months to
	June 30	June 30
	2008	2007
	(unaudited)	(unaudited)

Sales	$ 58,215	$ 104,906
Cost of Sales	24,947	33,273
Gross Profit	33,268	71,633

Operating Expenses

General, administrative
and selling	148,433	161,985
Interest - current debt and other	55,352	37,487
Product marketing costs	14,017	60,596
Professional fees	12,848	226
Office rent, utilities and maintenance	12,216	10,105
Amortization	2,780	3,193
Stock-based compensation	2,443	189,204
Foreign exchange	(4,859)	16,252
	243,230	479,048

Loss for the Period	(209,962)	(407,415)

Deficit, beginning of period	(32,679,973)	(31,273,810)

Deficit, end of period	(32,889,935)	(31,681,225)
Basic and Fully Diluted Loss per
Common Share
From continuing operations	(0.00)	(0.01)
From discontinued operations	0.00	0.00

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	3 Months to	3 Months to
	June 30	June 30
	2008	2007
	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (209,963)	$ (407,415)

Add (Deduct):
Amortization	2,780	3,193
Stock-based compensation	2,443	189,204
Accrued Interest - Related Parties	54,338	37,070
	(150,402)	(177,948)
Add (Deduct) changes in:
Accounts Receivable	18,749	4,139
Inventory	1,813	5,608
Accounts Payable	(8,172)	(17,370)
	(138,012)	(185,571)

Financing Activities:
Due to related parties	159,778	201,017
	159,778	201,017

Investing Activities:
	-	-
	-	-

Increase (Decrease) in Cash	21,766	15,446

Cash, beginning of period	14,854	23,358

Cash, end of period	$ 36,620	$ 38,804

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

June 30, 2008

1. Nature of business and ability to continue operations

The Company`s business focus remains the development of distribution of the Company`s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,925,822 and a Shareholders` Deficiency of $4,306,043 at June 30, 2008. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2008 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Mexican operating company, Pharmaroth Latin America S.A. de C.V., also markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2008

3. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2007		92,229,512	25,733,318	13,806,907	1,380,691

Stock options exercised for cash	$0.10	8,600	860

Options exercised for which stock-based
compensation has been recorded			405

Balance Mar 31 08 to June 30, 2008		92,238,112	25,734,583	13,806,907	1,380,691

Securities issued in the period:

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended June 30, 2008.

Outstanding Warrants to Purchase Common Shares as of June 30, 2008

No common share warrants were outstanding on June 30, 2008.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on June 30, 2008.

Stock Options Exercised in the Period

No stock options were exercised during the quarter ended June 30, 2008.

Stock Options Granted in the Period

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. The granted options are divided among officers and directors (1,340,000), employees (360,000) and consultants (138,600). All of the options have an exercise price of $.10 per share, vest October 31, 2008 and expire March 31, 2010.

In July, 2008 (subsequent to the quarter end), the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options which had expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, vest December 11, 2008 and expire July 10, 2010

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2008

3. Share Capital (continued)

Outstanding Stock Options as at June 30, 2008:

Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	4,834,000	4,110,000	410,000	314,000
$0.10 Mar. 31, 2010	1,838,600	1,340,000	360,000	138,600

Outstanding as at June 30, 2008	6,947,600	5,450,000	1,045,000	452,600

A breakdown of outstanding options as at June 30, 2008 to Directors and Officers was as follows:

Grant Date	12-Apr-07	1-Apr-08	Total
Exercise Date	12-Oct-07	31-Oct-08
Expiry Date	12-Oct-09	31-Mar-10
Option Price	$0.11	$0.10

Cheryl Rieveley, Director	340,000	120,000	460,000
Gale Belding, Director	430,000	120,000	550,000
Johan de Rooy, Director	360,000	120,000	480,000
Art Cowie, Director	150,000	420,000	570,000
Robert Rieveley Director & CEO	2,660,000	500,000	3,160,000
Lorne Brown, CFO	170,000	60,000	230,000

Total	4,110,000	1,340,000	5,450,000

4. Stock based compensation

Using the fair value method to value stock options, $2,443 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company`s share price of 58% and a weighted average risk free rate of 3.23%. The total cost of the stock-based compensation expense is being recognized over the period from the grant date to the vesting date.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2008

5. Related party transactions

Due to Related Parties
		Jun. 30, 2008	Mar 31, 2008
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company`s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended June 30, 2008, $6,445 in interest was accrued.

		$ 328,716	$ 322,271
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	49,194	28,996
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	13,768	9,189
		391,678	360,456

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 3 months ended June 30, 2008, the notes
were increased by advances of $135,000

During the period, interest expense of $47,893 was accrued.	2,597,638	2,414,745
	2,597,638	2,414,745
Total	$ 2,989,316	$ 2,775,201

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
Management fees paid and accrued to an officer	$ 36,000
Salaries & Benefits	$ 46,302
Interest accrued on Notes Payable to related parties	$ 54,338
Services provided by Companies controlled by Insiders	$ 22,051

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:
Quarter Ended
June 30, 2008

Salaries and Benefits	$ 72,123
Management Fees	34,286
Investor Relations	20,000
Office Expenses	14,690
Communication, Travel and Promotion	6,513
Stock Exchange and Transfer Agent Fees	822
Bad Debts	0

Total	$ 148,434